Offering Statement for SRA Health, Inc. (“SaRA Health”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SRA Health, Inc.

Eligibility

2. **The following are true for SRA Health, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Ryan Ferguson

Ryan Ferguson is the COO of SaRA Health - starting date 6/1/18. EDUCATION UCLA, ANDERSON SCHOOL OF MANAGEMENT Los Angeles, CA M.B.A., Full-Time Program 2016-2018 UCSD, JACOBS SCHOOL OF ENGINEERING San Diego, CA M.S., Mechanical Engineering (Mechanical Design, Materials Science, and Nanotechnology) 2009-2010 UNIVERSITY OF SOUTHERN CALIFORNIA, VITERBI SCHOOL OF ENGINEERING Los Angeles, CA B.S., Biomedical/Mechanical Engineering 2002-2006 EXPERIENCE ALLERGAN Jersey City, NJ MBA Intern, Sales Planning & Analytics June 2017-Sept 2017 REGENESIS BIOREMEDIATION San Clemente, CA Environmental solutions for the restoration of contaminated land and groundwater Director of Operations & Information Services: July 2015-July 2016 Manager of Operations: July 2013-July 2015 Associate Engineer, R&D August: 2010-July 2013 Strategy and Operations Team Management UCSF BRAIN AND SPINAL INJURY CENTER San Francisco, CA Research Associate, Neuroscience August 2007-August 2009 ADDITIONAL

Valeed Malik

Valeed Malik is the CTO of SaRA Health - - starting date 1/1/18. EDUCATION UNIVERSITY OF CALIFORNIA, LOS ANGELES MS IN COMPUTER SCIENCE Expected Spring 2017 Cum. GPA: 3.44 UNIVERSITY OF CALIFORNIA, RIVERSIDE BS IN COMPUTER SCIENCE Grad. Dec 2014 Upper Div

GPA: 3.50 LINKS Github:// valeedmalik LinkedIn:// valeedmalik COURSEWORK GRADUATE Data Mining Machine Learning Reasoning and Learning w/ Bayesian Networks Software Engineering Health Analytics UNDERGRADUATE C++/Object Oriented Programming Operating Systems Graphics Embedded Systems UNIX/Linux Programming SKILLS PROGRAMMING Expert: C, C++ Proficient: Java, Python Familiar: R, Matlab, HTML, LATEX Used in the Past: EXPERIENCE SARA: THE SURGERY AND RECOVERY ASSISTANT CTO Jan 2017 - Present SANTA MONICA COLLEGE ADJUNCT PROFESSOR Aug 2016 - Present UNIVERSITY OF CALIFORNIA, LOS ANGELES TEACHING ASSISTANT Jan 2016 - April 2017 CS131: Programming Languages (Winter'16) CS33: Computer Organization & Architecture (Spring '16) CS33: Computer Organization & Architecture (Fall '16) CS130: Software Engineering (Winter'17) ZODIAC AEROSPACE SOFTWARE DEVELOPER Brea, CA | Jan 2015 - Oct 2015 PROJECTS/RESEARCH SOFTWARE EVOLUTION & ANALYSIS LABORATORY GRADUATE RESEARCHER Los Angeles, CA | June 2016 – Present In Dr. Miryung Kim's Software Evolution and Analysis Lab, I explored syntax analysis for R clone detection. The R clone detector could find repetitive edits from R Studio logs. Anti-plagiarism and function extraction are potential applications. RIVERSIDE GRAPHICS LABORATORY UNDERGRADUATE RESEARCHER Riverside, CA | June 2014 – January 2015 Worked with Dr. Victor Zordan and Phd student Calvin Phung to develop a cognitive training game to help improve memory sleep and capacity. The research involved much interdisciplinary cooperation with Dr. Aaron Seitz of the neuroscience department to effectively engage and guide the user.

Steven Coen

Steven Coen is the CEO of SaRA Health - starting date 6/1/18. EDUCATION UCLA ANDERSON SCHOOL OF MANAGEMENT Los Angeles, CA M.B.A., Full-Time Program June 2016 KANSAS STATE UNIVERSITY Manhattan, KS B.S. Business Administration, Finance & Entrepreneurship, 3.82/4.00 GPA May 2012 EXPERIENCE MEDTRONIC DIABETES Los Angeles, CA MBA Intern, Upstream Marketing – Self-Insured Employer June 2017 – August 2017 DELOITTE CONSULTING: STRATEGY & OPERATIONS Kansas City, MO Consultant (promoted from Business Analyst) June 2012 – June 2016 Team/Program Management MYRIBIT.COM - "One-stop shop" Student collaboration website for Kansas State students Manhattan, KS Founder April 2010 – May 2012 ADDITIONAL

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Steven Coen

Securities:	3,000,000
Class:	Common Stock
Voting Power:	31.0%

Ryan Ferguson

Securities:	
3,000,000	
Class:	Common Stock
Voting Power:	31.0%

Valeed Malik

Securities:	3,000,000
Class:	Common Stock
Voting Power:	31.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Industry sources report that in 2015, employers spent approximately $180 billion on workers' compensation costs and $60 billion on workers' compensation insurance. In addition, musculoskeletal issues resulted in over 300 million missed work days. Our product is designed to offer patients and employers a solution to attack this problem. Enter SaRA: SaRA is a web application that brings home exercise and recovery programs into the 21st century. For patients, SaRA provides digitized home exercise plans that feel like a workout app, individualized notifications, and reminders that can continue even after clinical visits have stopped. For employers, they can drive value-based healthcare for their employees by providing better care and outcomes for a reduced cost. For providers, SaRA offers a simple way to individualize recovery plans, monitor patient progress remotely, and adjust plans from their laptop or mobile device. The founding team has been working on SaRA since January of 2017 and incorporated as a Delaware C-Corp in February 2018. SaRA, has completed beta testing and partnered with Bardavon Health Innovations to pilot with a large, regional grocer beginning July 1st to prove SaRA's efficacy. SaRA's target customer is the self-insured employer who participates in an industry with high exposure to workers' compensation claims such as Construction, Manufacturing, and Energy firms. Self-insured employers cover 20-30% of America's healthcare costs with spend between $0.7-$1 trillion annually. Companies such as Livongo and Omada have shown this business model works for diabetes and weight management, respectively, and SaRA's founding team's experience in the self-insured employer space differentiates us from our direct competition. In our initial customer set, the team will pursue value-based agreements with the employer where SaRA earns a share of the savings achieved. Currently, SaRA has a customer pipeline by working through Lockton (insurance broker), Bardavon (workers' compensation platform), and speaking with target companies like Land o' Lakes and Bell Helicopter. SaRA is projected to be cash flow positive by early year two with a staged investment of $2M (seed round) and $6M (Series A). Current progress has been built on <$5K of capital expenditure and $200K has already been committed by the Founders, Friends and Family, and Techstars. The SaRA team will continue to grow the business until an acceptable acquisition offer is found at which time the founding team will be willing to exit the venture. SaRA's leadership team is comprised of three co-founders: CEO, Steven Coen MBA, a previous entrepreneur and management consultant; COO , Ryan Ferguson MS, MBA, who previously led operations at a tech firm; and CTO, Valeed Malik MS, who has previous experience writing user-centric software including a cognitive training app. The Business Creation Option (BCO) team is comprised of five MBA students: Steven Coen (CEO), Ryan Ferguson (COO), Ellis Luk, Cameron Moore, and Moira Heath, with Bill Seeger as our BCO advisor. Outside of the founding and BCO teams, SaRA is aided by four advisors, Wilson Sonsini Goodrich Rosati, and multiple interns. The advisors for SaRA are as follows: Paul Yerhot, DPT a Physical Therapist at the Mayo Clinic; Dr. John Schwappach, MD a twenty plus year Orthopedic surgeon; Dave

Whelan, MBA an Anderson alum with a career in healthcare; and Hayley Coen, RN an orthopedic nurse who managed a clinic at Kansas University Hospital. As the team develops SaRA, the main objective is to build a web solution that will help reduce recovery times for patients by 20% or greater and help patients return to work sooner, while providing insights on how to best improve the process and the return on investment. SaRA's business model works by decreasing patient recovery time through higher compliance with home exercises. The following report will detail the research and product developments as they evolved through the course of primary and secondary findings. The team completed over two-hundred and thirty research hours, comprised of one-hundred and eighty-five primary interviews, sixty-seven secondary sources, and ninety-one survey respondents. All of these hours were focused into four categories: physical therapists, industry professionals, patients, and investors. This research helped guide the formation of business models, product development, and industry knowledge base. The team's secondary research helped build core findings on the market (e.g., competitive solutions, demand, market size, and need), current patient compliance benchmarks, and current industry regulation developments.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in SRA Health, Inc. speculative or risky:**
   1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.
   2. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.
   3. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work physical therapy. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
   4. The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no

assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

11. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange.

12. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

13. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

The Offering

SRA Health, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding

Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $987,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The funds are expected to provide the SaRA team an 18-month runway during which the team is likely to:

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$987,000
Less: Offering Expenses	$490	$48,363
Net Proceeds	$9,510	$938,637
Compensation for managers	$0	$65,000
Sales Leader	$0	$140,000
Tech Development	$9,510	$433,637
Operational Expenses	$0	$300,000
Total Use of Net Proceeds	$9,510	$938,637

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and SRA Health, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.47 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	15,000,000	9,688,298	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Convertible Notes	On July 2018, the Company issued convertible notes to three investors for total financing of $180,000. The convertible promissory notes bear interest at 5% and are due and payable, together with accrued and unpaid interest, on or after July 2020. The notes' then outstanding principal and accrued interest are automatically convertible to the Company's stock upon the closing of the next equity financing (as defined in the agreements) resulting in gross proceeds of $250,000. The conversion price is the determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible into the Company's stock at a price per share determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization upon maturity, at each noteholder's election. If the Company enters into a corporate transaction prior to maturity or conversion, the noteholders are to receive the greater of the then outstanding principal and accrued interest or the amount that would be received assuming the noteholders had converted to the Company's stock at a pre-money valuation of $3,000,000. The noteholders have preemptive rights to the Company's future financing offerings.	0
Stock Options	The Company adopted the 2018 Equity Incentive Plan (the "Plan") and reserved 950,000 shares of its common stock for issuance under the Plan. No terms have been established for these unissued stock options.	950,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert the Netcapital shareholders will be diluted by that conversion. The Company issued 638,298 shares of common stock to an accelerator for total proceeds of $20,000. These shares were issued under an agreement providing the investor with certain dilution protections, including rights to receive additional shares without further investment such that the investors share of the Company's fully diluted capitalization (as defined in the agreement, and inclusive of stock options, warrants, share reservations for the stock plan, stock issuances, and all other dilutive instruments) remains 6%. This right expires after the Company has raised at least $250,000 in equity financings, as defined in the agreement. The investor was also provided preemptive rights on future financing offerings of the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

• The issuance of additional shares of our stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. • A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • We may need to raise additional funds through public or private debt from sales to related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms. If the terms of related-party financing are unfavorable to existing shareholders, we may still need to obtain such financing if the alternatives are even less desirable.

24. **Describe the material terms of any indebtedness of the issuer:**

    Creditor(s):   Brandon Child

    Amount Outstanding: $30,000

    Interest Rate: 5.0%

    Maturity Date: July 31, 2020

    Other Material Terms:

        This note is convertible into stock in the company. It has a $3,000,000 valuation cap and a 20% discount.

    Creditor(s):   Techstars

    Amount Outstanding: $100,000

    Interest Rate: 5.0%

    Maturity Date: July 31, 2020

    Other Material Terms:

        This note is convertible into stock in the company. It has a $3,000,000 valuation cap and a 20% discount.

    Creditor(s):   Michael Joseph

    Amount Outstanding: $50,000

    Interest Rate: 5.0%

    Maturity Date: July 31, 2020

    Other Material Terms:

        This note is convertible into stock in the company. It has a $3,000,000 valuation cap and a 20% discount.

25. **What other exempt offerings has SRA Health, Inc. conducted within the past three years?**

    Date of Offering: 07/2018

    Exemption: Section 4(a)(2)

    Securities Offered: Common Stock

    Amount Sold: $20,000

    Use of Proceeds:

        Funding from Techstars to participate in their accelerator program.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    SaRA has raised a total of $200,000 in debt plus equity since its inception. Its monthly burn is less than $30,000 and it has an ability to decrease burn significantly if required. At the time of this offering, the Company had a cash balance of $110,000 in its bank account, or at least 3.5 months of runway. Our primary cost is compensation for the founders and a front-end developer, which can be altered at any time as our front-end developer is an Andela employee, not a SaRA employee. Andela is a Zuckerberg-Chan company that hires and train developers in Africa and then provides a matching program so companies can hire Andela developers on flexible contracts. Our current cash balance and immediate revenue opportunities make potentially not raising money and growing slower a possibility, although one that would elongate our timeline to meet milestones. We believe the additional funds from this offering will give SaRA the power to achieve three key milestones quicker - complete our market-differentiating patient outcomes study, establish 3 beta customers, and achieve $100,000 in monthly recurring revenue. As a Techstars alumni team that has created a product, developed a market-differentiating relationship in Bardavon, and only been full time since June of this year, we believe our speed and traction is impressive. Also, we surveyed the funding market for B2B SaaS in the healthcare space for pre-seed funding similar to this raise and found $4 million pre-money to be a fair market price for SaRA stock at this time.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any**

capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SRA Health, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company initially authorized 10,000,000 shares of $0.0001 par value common stock as of January 23, 2018 (inception). Amendment to Articles of Incorporation: On June 26, 2018, the certificate of incorporation was amended and restated to authorize a total of 15,000,000 shares of common stock with $0.0001 par value. Stock Issuances: Subsequent to its inception on January 23, 2018, the Company issued a total of 9,688,298 shares of common stock, as follows: • The Company issued a total of 9,000,000 shares of common stock to its three founders at $0.0001 per share. These issuances were conducted under terms of restricted stock purchase agreements whereby the shares vest over a four-year period, subject to a 1-year cliff. • The Company issued 50,000 shares of common stock to its law firm as part of its compensation. • The Company issued 638,298 shares of common stock to an accelerator for total proceeds of $20,000. These shares were issued under an agreement providing the investor with certain dilution protections, including rights to receive additional shares without further investment such that the investors share of the Company's fully diluted capitalization (as defined in the agreement, and inclusive of stock options, warrants, share reservations for the stock plan, stock issuances, and all other dilutive instruments) remains 6%. This right expires after the Company has raised at least $250,000 in equity financings, as defined in the agreement. The investor was also provided preemptive rights on future financing offerings of the Company. Equity Incentive Plan: The Company adopted the 2018 Equity Incentive Plan (the "Plan") and reserved 950,000 shares of its common stock for issuance under the Plan. Video Transcript: My name is Steven Coen, the CEO and Co-Founder of SaRA Health. At the age of 15, I became dependent on vicodin. I blew out my ACL, shredded my meniscus. It wasn't because of my injury severity, nor was it my doctor, nor was it my physical therapist as to why I became dependent. It was because I did not have the tools I needed to succeed and recover quicker at home. And we think there should be a better way. Which is why we made SaRA. Out business model is unique in that we don't charge the physical therapist or the patient, but instead market to employers, specifically targeting those with high rates of workers compensation in tangible-good industries such as construction and manufacturing. I am not alone in this mission, and have assembled a team that is uniquely positioned to win this market. (David Whelan, MBA Healthcare Advisor) It's been great working with the SaRA team, especially Steven, over the past year. I've been really impressed with their ability to bring people together, to make connections and in particular Steven for getting his entire team to move from beautiful Los Angeles to Kansas City to keep the dream going. In conclusion, patients deserve more than pills, paper, and pats on the back to get better. They deserve a way to cure themselves. They deserve SaRA.

The following documents are being submitted as part of this offering:

Governance:

  Certificate of Incorporation: certificateofincorporation.pdf

  Corporate Bylaws: corporatebylaws.pdf

Opportunity:

  Offering Page JPG: offeringpage.jpg

Financials:

  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.sara.health

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.